*AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

15047586

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-069389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Caudle (212) 859-5002
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Grassi & Co.
(Name - if individual, state last, first, middle name)

488 Madison Ave, 21st Floor (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OD 3/9/15

OATH OR AFFIRMATION

I, Anthony Caudle, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RedTail Capital Markets, LLC, as of February 26, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO + Chairman

Title

Subscribed and sworn
to before me
this 26 day of February, 2015

Notary Public

MICHAEL MARAGOUDAKIS
Notary Public, State of New York
No. 01MA6079717
Qualified in Queens County
Commission Expires 9-3-20 18

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
of RedTail Capital Markets, LLC

We have audited the accompanying statement of financial condition of RedTail Capital Markets, LLC (a New York corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. RedTail Capital Markets, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of RedTail Capital Markets, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 25, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	100,393
Prepaid expenses		2,160
Security deposit		10,550
TOTAL ASSETS	$	113,103

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,922
TOTAL LIABILITIES		17,922
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		95,181
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	113,103

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

RedTail Capital Markets, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in October 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company provides investment banking and related financial advisory services to institutional clients. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Income Taxes

The Company is a limited liability company and is treated as a sole proprietorship for tax purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the Managing Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $82,471, which exceeded its requirement by $32,471. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2014, this ratio was .22 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Commitments

The Company is obligated under a lease agreement for office space expiring May 31, 2015. The future rent commitment under this arrangement is as follows:

Year Ending December 31:

2015	$ 29,500

Note 6 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.